UNITED STATES OF AMERICA BEFORE THE U.S. SECURITIES AND EXCHANGE COMMISSION

Application for an Order under Sections 6(c) and 23(c)(3) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Rule 23c-3 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(C) of the 1940 Act

In the Matter of

Fidelity Bromfield Street Trust Fidelity Management & Research Company FMR Co., Inc. Fidelity Distributors Corporation

245 Summer Street Boston, MA 02210

Please send all communications, notices and orders to: Marc R. Bryant, Esq. Chief Legal Officer Fidelity Management & Research Company 245 Summer Street, V10E Boston, MA 02110
With a copy to:

John V. O’Hanlon, Esq. Robert W. Helm, Esq. Dechert LLP One International Place, 40th Floor 100 Oliver Street Boston, MA 02110 Page 1 of 50 sequentially numbered pages (including exhibits).

As filed with the Securities and Exchange Commission on August 11, 2016.

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TABLE OF CONTENTS
(continued)

Page

IV. CONDITIONS	35

A. Rule 23c-3 Relief	35
B. Section 12(d)(1) Relief	35

V. PROCEDURAL MATTERS	38

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
In the Matter of: Fidelity Bromfield Street Trust Fidelity Management & Research Company FMR Co., Inc. Fidelity Distributors Corporation File No. 812-_______
Application for an Order under Sections 6(c) and 23(c)(3) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Rule 23c-3 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(C) of the 1940 Act

SUMMARY OF APPLICATION
In this application (“Application”), Fidelity Bromfield Street Trust (the “Trust”); Fidelity Management & Research Company and FMR Co., Inc. (together the “Adviser”)1; and Fidelity Distributors Corporation (the “Underwriter” and, collectively with the Trust and the Adviser, “Applicants”) request an order under Sections 6(c) and 23(c)(3) of the Investment Company Act of 1940 (“1940 Act”) for an exemption from certain provisions of Rule 23c-3 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(C) of the 1940 Act (“Order”).
Applicants are seeking an Order for an exemption from Section 17(a) of the 1940 Act and Rule 23c-3 under the 1940 Act (“Rule 23c-3 Relief”) to permit the Trust, which will register under the 1940 Act as a closed-end management company, to create and operate an actively-managed investment portfolio, the Fidelity Exchange-Traded Active Fund (“Fund”), that will offer exchange-traded common shares (“Shares”) registered under the Securities Act of 1933 (“Securities Act”).
    The Fund will operate as an Exchange-Traded Active Fund (“ETAF”), a new kind of closed-end management company structured as an “interval fund” pursuant to Rule 23c-3 under the 1940 Act, subject to the exemptions from certain provisions of the Rule as proposed herein.  The Fund will make repurchase offers to all holders of Shares (“Shareholders”) weekly and will disclose sufficient information about its portfolio to facilitate market participants’ hedging of, and intra-day arbitrage in, Shares.  Taken together, these features are expected to increase the liquidity of shares relative to existing closed-end funds and address the tendency of closed-end funds to trade at a discount to net asset value (“NAV”).

    Investors in existing closed-end funds generally trade their shares on a securities exchange or in the over-the-counter market at a price determined by the market, which is often lower than

[1]	For purposes of this Application, “Adviser” includes any person now or in the future, controlling, controlled by, or under common control with Fidelity Management & Research Company or FMR Co., Inc., and any successor.

the shares’ NAV (i.e., a discount).  The Securities and Exchange Commission (“Commission”) has long recognized the issues posed by closed-end funds trading at a discount.2  Among the practices available to reduce discounts to NAV are repurchase offers.  Rule 23c-3 was intended to simplify direct repurchase offers by closed-end funds and provide shareholders a means of avoiding secondary market trading discounts.3 Applicants believe Rule 23c-3 provides a framework for the Fund’s proposed repurchase offers, subject to the exemptions from certain provisions of the Rule requested herein.  The Applicants’ proposed Rule 23c-3 Relief is intended to enhance the liquidity of the market for Shares and reduce the likelihood of discounts to NAV.
Applicants seek to adopt operational elements currently utilized by other exchange listed products to address the structural and operational challenges faced by existing exchange-traded closed-end funds. For example, the Fund’s Shares will be continuously offered directly to Authorized Participants (defined below) and will provide liquidity either through weekly repurchases at NAV or daily secondary market transactions.  The Fund will continuously issue new Shares and will make weekly repurchase offers to all Shareholders.  Unlike traditional closed-end interval funds, the Order would permit the Fund to (i) issue Shares to its Underwriter for sale to Authorized Participants (defined below) in blocks or “Units” (defined below) primarily in-kind and (ii) make repurchase offers to all Shareholders weekly for cash and/or in-kind.
    Unlike many closed-end interval funds, the Fund will be listed and traded at secondary market prices on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act (“Stock Exchange”).    Shares of the Fund will be issued to its Underwriter solely in blocks of shares (“Units”) for sale to Authorized Participants.  Units will be separable into individual Shares, which will be listed and traded at negotiated prices on a Stock Exchange.4  Shares will not be redeemable, but will be subject to repurchase offers by the Fund at NAV, less a repurchase fee, once per week.   The weekly repurchase offers will provide Shareholders with a predictable, periodic means for the repurchase of their Shares at NAV, thereby affording a secondary source of liquidity for Shares in addition to the ability to sell Shares on the Stock Exchange daily at market prices.

In addition to being able to buy and sell Shares intra-day on a Stock Exchange, Applicants expect that Shares will typically be tendered to the Fund in Units by Authorized Participants

[2]	See Request for Comments on Reform of the Regulation of Investment Companies, Rel. No. IC-17534 (June 15, 1990) (“Commission Request for Comments on Closed-End Fund Reform”); See also Office of Economic Analysis of the Securities and Exchange Commission, The Post-Offering Price Performance of Closed-End Funds (July 21, 1989) (“Commission Study of Discounts”); See also Periodic Repurchases by Closed-End Management Investment Companies, Rel. No. IC-18869 (July 28, 1992) (“Rule 23c-3 Proposing Release”); Disclosure by Closed-End Funds Concerning Corporate Action to Minimize Discount from Net Asset Value, Letter from Division of Investment Management to Investment Company Institute (Feb. 15, 1996); Registration Form for Closed-End Management Investment Companies, Rel. No. IC-19115 (Nov. 20, 1992) (amendments to Form N-2).
[3]	Id. Rule 23c-3 Proposing Release.
[4]	Except as permitted by the relief requested from Section 17(a), no promoter, principal underwriter (e.g., Underwriter) or affiliated person of the Fund or any affiliated person of such person will be an Authorized Participant or make a market in Shares. Neither the Adviser nor the Underwriter nor any affiliated person of the Adviser, its promoter or principal underwriter will maintain a secondary market in Shares. As long as the Fund operates in reliance on the requested Order, the Shares will be listed on a Stock Exchange.

primarily in exchange for in-kind securities in connection with each repurchase offer.  In addition, all Shareholders will be able to tender Shares in less than Unit aggregations directly to the Fund at NAV, for cash, in connection with each repurchase offer.  Such smaller allotment tenders will be for cash, equal to the next NAV calculated in connection with the repurchase offer, less a repurchase fee.
In addition to weekly repurchase offers, another distinguishing characteristic of the Fund is its proposed arbitrage mechanism, which is designed to maintain secondary market trading of Shares at narrower premiums/discounts, relative to NAV, as compared to traditional closed-end funds.  Applicants believe that arbitrageurs will purchase and tender Units of Shares in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market as well as keep the market price of Shares closer to their NAV as compared to traditional closed-end funds.
In order to facilitate market participants’ effective arbitrage of Shares, the Adviser will publicly disclose certain information about the Fund. Specifically, the Adviser will disclose the Fund’s portfolio holdings, including the name, identifier, market value and weight of each security and instrument in the portfolio, on its website on a monthly basis with a 30 day lag.  In addition, on each “Business Day,” which is defined to include any day that the Trust is open for business as set forth in the Trust’s registration statement, a tracking basket (“Tracking Basket”) for the Fund, which is designed to closely track the performance of the Fund, will be published on the Fund’s website following the market close.  The Tracking Basket will be comprised of a portion of or all of the Fund’s recently disclosed portfolio holdings and representative exchange-traded funds (“ETFs”).  The Tracking Basket will be optimized utilizing a risk model to minimize deviations in the return of the Tracking Basket relative to the Fund. An intraday NAV (“INAV”) designed to provide an updated measure of the value of the Tracking Basket (“Tracking Basket INAV”) also will be disseminated every 15 seconds throughout the primary trading session in the Fund’s Shares. The Tracking Basket will include the names and quantities of instruments for both purchases (“Deposit Instruments”) and tenders (“Repurchase Instruments”) of Units.  In addition, the Adviser will publish on the Fund’s website or through other means the methodology for calculating the Tracking Basket INAV and the realized daily return deviations between the Tracking Basket and the Fund. This information is designed to permit arbitrageurs to value and hedge a position in the Fund’s Shares, which Applicants believe will facilitate the arbitrage process.
   Applicants anticipate that the returns between the Fund and its Tracking Basket will have a consistent relationship and that the Tracking Basket will provide arbitrageurs with a reliable hedging vehicle that they can use to effectuate low-risk arbitrage trades in Shares.   Applicants further believe that these disclosures (of the Fund’s portfolio holdings, the Tracking Basket, the Tracking Basket INAV, the Tracking Basket INAV methodology and daily return deviations) will allow market participants to understand the relationship between the performance of the Fund and the Tracking Basket.  Applicants believe market participants will utilize this information, which is not available for traditional closed-end funds, to reduce the market price discount that has historically been experienced by traditional closed-end funds trading in the secondary market.  Applicants believe that these features – together with the weekly repurchase offers at NAV – will enable this modified exchange listed closed-end fund to trade in the secondary market at prices much closer to NAV than  traditional closed-end funds have historically.

   In connection with the Rule 23c-3 Relief, Applicants are also seeking an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act pursuant to Sections 6(c) and 17(b) of the 1940 Act to allow certain affiliated persons to effectuate purchases and tenders of Units in-kind.

Applicants are also requesting that the Order permit certain investment companies registered under the 1940 Act to acquire Shares beyond the limitations in Sections 12(d)(1)(A) and 12(d)(1)(C).  Applicants request that any exemption under Section 12(d)(1)(J) apply to  each management investment company or unit investment trust registered under the 1940 Act that is not part of the same “group of investment companies” (within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act) as the Fund, and that enters into a Participation Agreement (as defined herein) to acquire Shares of the Fund (such management investment companies are referred to herein as “Investing Management Companies,” such unit investment trusts are referred to herein as “Investing Trusts,” and Investing Management Companies and Investing Trusts together are referred to herein as “Investing Funds”).  Investing Funds do not include the Fund.  This relief would permit the Investing Funds to acquire Shares of the Fund beyond the limitations set forth in Sections 12(d)(1)(A) and 12(d)(1)(C) (“Section 12(d)(1) Relief” and together with the Rule 23c-3 Relief, “Relief”).5
All entities that currently intend to rely on the Order are named as Applicants. Any entity that relies on the Order in the future will comply with the terms and conditions of the Application.   An Investing Fund may rely on the Order only to invest in the Fund and not in any other registered investment company.  In connection with the Section 12(d)(1) Relief, Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and (2) to permit the Fund to sell its Shares to and repurchase its Shares from, and engage in the “in-kind” transactions that would accompany such sales and repurchases with, certain Investing Funds of which the Fund is an affiliated person or affiliated person of an affiliated person.
    Applicants request that, following approval, the terms and conditions of the Order may apply to registered closed-end management companies not advised or sub-advised by the Adviser that seek to operate as an ETAF.  Applicants anticipate that the Adviser or an affiliate thereof will enter into license agreements with other registered investment advisers (each a “Licensed Adviser”) advising new funds operating as an ETAF (the Licensed Adviser and such new fund together, the “Future Applicants”).6  Future Applicants will apply for a separate exemptive order that incorporates by reference all the terms and conditions of this Application and any amendments thereto.7

No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

[5]	The Fund may invest in other open-end and/or closed-end investment companies and/or ETFs in excess of the limits in Section 12(d)(1)(A) (a “FOF ETAF”). It is within the Fund’s discretion to permit reliance on the Section 12(d)(1) Relief. However, in no case will a FOF ETAF be permitted to rely on the Section 12(d)(1) Relief.
[6]	Aspects of the ETAF systems and software are covered by intellectual property rights, including but not limited to that which is described in one or more pending patent applications. Applicants anticipate that they, or an affiliate thereof, will enter into license agreements to such patent applications, any subsequently issued patents and all other relevant intellectual property rights.
[7]	See, e.g., In the Matter of Eaton Vance Management, et al., Rel. No. IC-31333 (Nov. 6, 2014) (notice), Rel. No. IC-31361 (Dec. 2, 2014) (order).

I.   EXCHANGE-TRADED ACTIVE FUNDS
A.	Applicants
1.	The Trust
The Trust will be organized as a business trust under the laws of The Commonwealth of Massachusetts and will be registered with the Commission as a closed-end management investment company.  The Trust will file its registration statement on Form N-2, as amended, with the Commission under the Securities Act and the 1940 Act (“Registration Statement”).  The Trust will be overseen by a board of trustees (the “Board”) which will maintain the composition requirements of Section 10 of the 1940 Act.  The Fund will adopt fundamental policies consistent with the 1940 Act and be classified as “diversified” or “non-diversified” under the 1940 Act.  To the extent that the Fund operates as a regulated investment company (“RIC”), it intends to maintain the required level of diversification, and otherwise conduct its operations, so as to meet the RIC diversification requirements of the Internal Revenue Code of 1986, as amended (the “Code”).

2.	The Fund
The Fund will seek capital appreciation. The Adviser will normally invest primarily in common stocks of U.S. companies with large market capitalizations (which for purposes of the Fund, are those companies with market capitalizations similar to companies in the Russell 1000 Index or the S&P 500 Index) and medium market capitalizations (which, for purposes of the Fund, are those companies with market capitalizations similar to companies in the Russell Midcap Index or the S&P MidCap 400 Index). The Adviser may invest the Fund’s assets in securities of foreign issuers, in addition to securities of domestic issuers.  The Adviser is not constrained by any particular investment style.  At any given time, the Adviser may tend to buy “growth” stocks or “value” stocks or a combination of both types. In buying and selling securities for the Fund, the Adviser will rely on fundamental analysis to evaluate factors such as each issuer's financial condition, its industry position, and market and economic conditions as well as using quantitative analysis of factors such as growth potential, valuation, liquidity, and investment risk to select investments. In addition, the Adviser may from time to time invest a portion of the Fund’s assets in debt securities, including lower-quality debt securities, cash and cash equivalents.

3.	The Adviser
   Fidelity Management & Research Company or FMR Co., Inc. will be the investment adviser to the Fund. Each of Fidelity Management & Research Company and FMR Co., Inc. is a Massachusetts corporation registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (“Advisers Act”).  Each has its principal office located in Boston, Massachusetts.  The Adviser, subject to the oversight and authority of the Board, will develop the overall investment program for the Fund.  The Adviser will arrange and oversee the provision of necessary services for the Fund (including custodial, transfer agency and administration services) and furnish office facilities, equipment, services and executive and administrative personnel necessary for managing the investment program of the Fund.  The Adviser may enter into sub-advisory agreements with investment advisers to act as sub-advisers with respect to the Fund (each a “Sub-Adviser”). Any Sub-Adviser will be registered, or not subject to registration, under the Advisers Act.

4.	The Underwriter
Fidelity Distributors Corporation, a registered broker-dealer under the Securities Exchange Act of 1934, as amended (“Exchange Act”), is a Massachusetts corporation and will act as the principal underwriter of Shares of the Fund.  The Underwriter will sell Shares to Authorized Participants on an agency basis.  The Underwriter will comply with the terms and conditions of this Application.  Applicants request that the Order requested herein apply to any future Underwriter of the Fund, which also would be a registered broker-dealer under the Exchange Act and would comply with the terms and conditions of the Application.  The Underwriter of the Fund may be an affiliated person of the Adviser and/or Sub-Advisers.

B.	Applicants’ Proposal For the Fund
1.	Background: Traditional Closed-End Funds Have Historically Traded at a Discount
Closed-end funds do not issue redeemable securities,8 and traditional closed-end funds do not continuously oﬀer their shares to the public.  Investors in traditional closed-end funds must instead trade their shares on a securities exchange or in the over-the-counter market at a price determined by the market, which is often lower than the shares’ NAV (i.e., a discount).  The Commission has long recognized the issues posed by closed-end funds trading at a discount.9
    A study by the Commission’s Oﬃce of Economic Analysis demonstrated that a substantial decrease in the value of closed-end fund shares often occurs shortly after the initial public oﬀering.10  While some of the decrease is attributable to sales loads, there appears to be a further reduction in share value below NAV that cannot be explained by the sales load. It has been observed that the practical eﬀect of this “discount phenomenon” is that a shareholder who purchases shares of a closed-end fund in its initial public oﬀering and subsequently sells those shares in the open

[8]
Section 2(a)(32) of the 1940 Act, in relevant part, defines a “redeemable security” to mean any security under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Rule 23c-3(d) provides that a company that makes repurchase offers pursuant to Rule 23c-3 will not be deemed thereby to be an issuer of redeemable securities within Section 2(a)(32).  The Fund would generally operate in the same manner as interval funds pursuant to Rule 23c-3, subject to the exemptions from certain provisions of the Rule requested herein, and therefore would warrant the same exemption from the definition of redeemable security as extended to funds operating in compliance with Rule 23c-3.

[9]
See Commission Request for Comments on Closed-End Fund Reform, supra note 2; Commission Study of Discounts, supra note 2; Rule 23c-3 Proposing Release, supra note 2; Disclosure by Closed-End Funds Concerning Corporate Action to Minimize Discount from Net Asset Value, Letter from Division of Investment Management to Investment Company Institute (Feb. 15, 1996); Registration Form for Closed-End Management Investment Companies, Rel. No. IC-19115 (Nov. 20, 1992) (amendments to Form N-2).

[10]	See Commission Study of Discounts.

market incurs two separate and substantial costs.11  At the time of the initial public oﬀering, the investor pays a premium over the fund’s initial NAV to cover underwriting expenses. Upon the sale of these securities, the shareholder also absorbs the discount at which the fund shares may trade in the open market.
Some observers have suggested that it might be appropriate for closed-end funds to use fund assets to attempt to address the problem of discounts.12  For example, a closed-end fund could provide brokers with additional compensation for secondary market transactions in fund shares. Alternatively, closed-end funds could provide analysts with reports and other information in order to increase the number of analysts that follow them and thereby stimulate retail investor interest. A number of closed-end funds have sought to minimize the discount at which their shares trade by employing a variety of other methods, including guaranteeing minimum distributions and reinvesting shareholder dividends in additional fund shares. Other closed-end funds have considered either conversion to open-end status or liquidating fund assets.
Certain closed-end funds have eliminated discounts by not trading their shares in secondary markets, and providing shareholder liquidity solely through periodic issuer tender offers at NAV. Because of the requirements applicable to issuer tender offers, direct repurchase offers were historically a cumbersome and limited way for closed-end funds to provide for shareholder liquidity.13  Such offers involve the costs of producing offering materials, notifying shareholders, and paying registration and filing fees.  Open-end funds are not subject to similar requirements when redeeming their shares.
    Accordingly, “in order to provide investors with greater investment flexibility,” the Commission adopted Rule 23c-3 to provide closed-end fund shareholders “an intermediate degree of liquidity between the traditional open-end and closed-end procedures.”14 Rule 23c-3 was intended to “simplify direct repurchase offers by closed-end funds and…give shareholders a mechanism for bypassing any discount in secondary market trading.”15  The Applicants believe Rule 23c-3 provides a framework for the Fund’s proposed repurchase offers, subject to the exemptions from certain provisions of the Rule requested herein.  The Applicants’ proposed Rule 23c-3 Relief is intended to further improve upon the traditional closed-end fund structure by further reducing the likelihood of discounts and enhancing the liquidity of the market for Shares.  Accordingly, Applicants submit that the proposed Rule 23c-3 Relief, like the adoption of Rule 23c-3, will also provide investors with greater investment flexibility and a simplified direct repurchase offer process that will provide a mechanism for bypassing potential discounts in secondary market trading in a manner that does not unfairly discriminate against any Shareholders.

[11]	Id.
[12]	See Commission Request for Comments on Closed-End Fund Reform, supra note 2.
[13]	See Rule 23c-3 Proposing Release, supra note 2.

[14]	Id.
[15]	Id.

2.	Repurchase Offers
Except for the unique features of the Fund described in this section, the Fund will generally operate in the same manner as existing closed-end interval funds pursuant to Rule 23c-3 under the 1940 Act.  The Fund will operate as an interval fund that makes periodic offers to repurchase its outstanding Shares and qualify for the exemptions provided by the Commission’s Rule 23c-3.16  The Fund proposes to comply with the requirements of Rule 23c-3 in all respects, except the Fund seeks relief:
(i)	from the definition of “periodic intervals” (three, six, or twelve months) specified by Rule 23c-3(a)(1) in order to make offers to repurchase its Shares weekly;
(ii)
from the definition of “repurchase offer amount” (5% to 25% of the fund’s common stock outstanding) specified by Rule 23c-3(a)(3) solely for the purpose of excluding repurchases of Shares from Authorized Participants that occur primarily in-kind in Units from the maximum 25% limit of Rule 23c-3(a)(3)[17];

(iii) (iv)
in order to make offers to repurchase its Shares from Authorized Participants on a primarily in-kind basis in Units at the next NAV determined on the repurchase pricing date, rather than solely for cash as specified by Rule 23c-3(b)(1); and
in order to make offers to repurchase its Shares by providing notification thereof in the Fund’s registration statement and on the Fund’s website inclusive of the information required by Rule 23c-3(b)(4)(i)(A)-(I), rather than by (a) sending each Shareholder that is subject to the repurchase offer a separate notification 21 to 42 days before each repurchase request deadline as specified by Rule 23c-3(b)(4)(i), (b) complying with the related filing requirements of Rule 23c-3(b)(4)(ii) and Form N-23c-3 thereunder, and (c) complying with the notification requirements of Rule 23c-3(b)(4)(iii), each of which will be moot if the Fund provides the information required by Rule 23c-3(b)(4)(A)-(I) in the Fund’s registration statement and/or on the Fund’s website.

    Pursuant to Rule 23c-3(a)(4), Applicants agree that, as a condition of the Relief requested in this Application, the Fund  will make payment for Shares repurchased in a repurchase offer prior to effecting the next repurchase offer, and no later than seven calendar days after the repurchase pricing date, unless the offer is suspended or postponed as provided in Rule 23c-3(b)(3). The Fund

[16]	Upon issuance of the requested Order, for purposes of all other provisions of the Federal securities laws and rules and regulations thereunder, the Fund’s repurchase offers will be deemed to be offers made pursuant to Rule 23c-3 under the 1940 Act, notwithstanding the Fund’s reliance on certain exemptions from the requirements of Rule 23c-3 requested herein.
[17]	For the avoidance of doubt, for all provisions of Rule 23c-3, the Fund’s “repurchase offer amount” shall mean the amount established for purposes of the Small Allotment Tender Feature only. For example, the Fund shall not be required, pursuant to Rule 23c-3(b)(10), to maintain assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued such investment, except such percentage of the Fund’s assets equal to at least 100% of the “repurchase offer amount” established for the Small Allotment Tender Feature, which amount shall not exceed 25% of the Fund’s common stock outstanding.

currently intends to make payment by the third business day (T+3) following the repurchase pricing date under normal circumstances.  The Fund reserves the right to deduct a repurchase fee from the repurchase proceeds payable to tendering Shareholders as long as, in compliance with Rule 23c-3(b)(1), it does not exceed 2% of the repurchase proceeds, and then only to the extent such repurchase fee is reasonably intended to compensate the Fund for expenses directly related to the repurchase.  Every investor will be assessed a fee, whether for cash or in-kind purchase or repurchase transactions, which will be in accordance with Rule 23c-3. Such purchase fees and repurchase fees may be higher for cash transactions as compared to in-kind transactions. Pursuant to the Small Allotment Tender Feature, the Fund will not condition a repurchase offer upon tender of any minimum aggregate amount of Shares.
The Fund will permit pending tenders to be withdrawn or modified at any time until the repurchase request deadline, but will not permit accepted tenders to be withdrawn or modified thereafter in accordance with Rule 23c-3(b)(6).  The Fund will compute the NAV for its Shares in accordance with Rule 23c-3(b)(7).  The Fund will not suspend or postpone a repurchase offer except pursuant to the vote of a majority of its trustees, including a majority of its Disinterested Trustees (as defined below), and only under the limited circumstances specified by Rule 23c-3(b)(3)(i).  At least a majority of the trustees of the Fund will be persons who are not interested persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act (“Disinterested Trustees”), and the selection or nomination of those trustees will be committed to the discretion of the Disinterested Trustees in accordance with Rule 23c-3(b)(8)(i).  The Fund will comply with Rule 23c-3(b)(8)’s requirements with respect to its Disinterested Trustees and their legal counsel.  Any senior security (as defined in Section 18 of the 1940 Act) issued by the Fund or other indebtedness of the Fund will either mature by the next repurchase pricing date or provide for the Fund’s ability to call, repay or repurchase such senior security or other indebtedness by the repurchase pricing date, either in whole or in part, without penalty or premium, as necessary to permit the Fund to complete the repurchase offer in such amounts as the Board has determined, in compliance with the asset coverage requirements of Section 18 of the 1940 Act and in accordance with Rule 23c-3(b)(9).
The Fund and any underwriter for the Fund will comply as if the Fund was an open-end investment company with the provisions of Section 24(b) of the 1940 Act and the rules thereunder with respect to any advertisement, pamphlet, circular, form letter, or other sales literature addressed to, or intended for distribution to, prospective investors in accordance with Rule 23c-3(b)(11).

3.	The Fund’s Proposed Arbitrage Mechanism
   In addition to weekly repurchase offers, another distinguishing characteristic of the Fund is its proposed arbitrage mechanism, which is designed to maintain secondary market trading of Shares at narrower premiums/discounts, relative to NAV, as compared to traditional closed-end funds.  We believe an arbitrageur will stand ready to take advantage of any premium or discount in the market price of Shares of the Fund on the Stock Exchange versus the cost of depositing the Deposit Instruments and creating a Unit to be unbundled into individual Shares.  The Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged.  The Applicants believe that arbitrageurs will purchase and tender Units of Shares in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market as well as keep the market price of Shares closer to their NAV as compared to traditional closed-end funds.  The price at which Shares trade will be disciplined by arbitrage opportunities created by the option to continually purchase (daily) and tender (weekly) Shares in Units, which should help ensure that Shares will trade at less of a discount in relation to their NAV in marked contrast to other closed-end funds.  If the market prices for Shares of the Fund fall below the proportionate NAV of the underlying portfolio assets of the Fund, a Shareholder may tender such Shares at NAV in connection with the next available repurchase offer, which will be offered once per week.
Applicants have concluded that low-risk arbitrage trades in Shares can be facilitated by disclosing on a daily basis a Tracking Basket comprised of recently disclosed portfolio holdings and representative ETFs, which can be used as a hedging vehicle by Authorized Participants and market makers, and disseminating throughout the primary trading session in the Fund’s Shares the Tracking Basket INAV every 15 seconds and other disclosure as described in further detail below.
(a)	Portfolio Holdings Disclosure
The Fund will disclose its portfolio holdings, including the name, identifier, market value and weight of each security and instrument in the portfolio, on its website on a monthly basis with a 30 day lag.
(b)	Tracking Basket
Applicants believe that a reliable hedging vehicle is an instrument (or group of instruments) whose performance reliably correlates to the NAV of the Fund.  More specifically, based on discussions with arbitrageurs and the Adviser’s trading experience, Applicants have identified a number of critical attributes of a reliable hedging vehicle for the Fund.
The Adviser will identify the contents of a Tracking Basket, designed to track closely the performance of the Fund.  The Tracking Basket will consist of a combination of the Fund’s recently disclosed portfolio holdings and representative ETFs and will be comprised of a portion of or all of  the securities in the Fund’s portfolio.  The Tracking Basket will be optimized utilizing a risk model to minimize deviations in return of the Tracking Basket relative to the Fund and will be used to facilitate the issuance/repurchase process.  The Adviser believes that, under the circumstances described, arbitrageurs will be able to use the Tracking Basket as a reliable hedging vehicle for the Fund.

(c)	Other Disclosure
A Tracking Basket INAV also will be disseminated every 15 seconds throughout the primary trading session in the Fund’s Shares.  The Fund will also publish on its website or through other means the methodology for calculating the Tracking Basket INAV and the realized daily return deviations between the Tracking Basket and the Fund.

(d)	Conclusion
   Accordingly, Applicants believe that given a Tracking Basket of the quality described, arbitrageurs will have a reliable hedging vehicle that they understand and can use to effectuate low-risk arbitrage trades in Shares.  In addition, arbitrageurs in Shares will also have access to the Tracking Basket INAV for the Fund throughout the trading day, the Tracking Basket INAV methodology and daily return deviations.  Armed with this information, arbitrageurs should be able to conduct low-risk hedge and arbitrage transactions in Shares.

C.	Benefits of Fund to Investors
Applicants believe the ETAF structure would modernize the traditional closed-end fund structure in a manner that will improve the customer experience with closed-end funds by delivering the desirable features of an exchange traded product, including flexibility to trade on an exchange, real-time pricing, and possible tax efficiency combined with the alpha potential of the Adviser’s active investment management capabilities.
Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Shares of the Fund.  Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors who seek to invest in an exchange-listed closed-end interval fund that trades at less of a discount relative to NAV as compared to traditional closed-end funds, and offers liquidity through weekly repurchase offers.  The Fund will issue Shares that can be bought or sold like stocks any time throughout each trading day at market prices that are expected to remain closer to NAV as compared to traditional closed-end funds; may be relatively tax-efficient investment vehicles to the extent that the Fund can minimize capital gains by eliminating from the portfolio low cost basis securities through the in-kind Unit repurchase process with Authorized Participants; and will immediately reinvest interest received on assets held by the Fund’s portfolio (“Portfolio Instruments”).
Another category is the arbitrageurs, who stand ready to take advantage of any slight premium or discount in the market price of Shares on the Stock Exchange versus the cost of creating a Unit to be broken down into individual Shares.  As described herein, Applicants believe that arbitrageurs will purchase or tender Units in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market in Shares.  Applicants also expect that arbitrage opportunities created by the ability to continually purchase (daily) or tender (weekly) Units at NAV should ensure that the Shares will trade at less of a discount in relation to their NAV as compared to traditional closed-end funds.  Applicants also expect that specialists or market makers (collectively, “Exchange Market Makers”), acting in their unique role to provide a fair and orderly secondary market for Shares, also may purchase Units for use in their own market making activities.
D.	Purchases and Tenders of Shares and Units
1.	General
    The Trust will issue Shares of the Fund to Authorized Participants only in Units through the Underwriter on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV of the Fund is expected to be determined as of 4:00 p.m. Eastern time (“ET”) on each “Business Day.” The Trust will sell Units of the Fund only on a Business Day. Except as described below in section I.D. 4, the Trust will repurchase Shares in Units of the Fund at NAV one Business Day per week. Applicants anticipate that a Unit will consist of at least 25,000 Shares. Applicants anticipate that the trading price of a Share will normally range from $10 to $100.

   In order to keep costs low and permit the Fund to be as fully invested as possible, Shares will be purchased and repurchased in Units generally in-kind.18  The Tracking Basket will be used to facilitate the purchase/repurchase process.  More specifically, subject to certain exemptions described below, Authorized Participants purchasing a Unit will make an in-kind deposit of the securities comprising the Tracking Basket and Authorized Participants tendering a Unit will receive an in-kind transfer of the securities comprising the Tracking Basket.  The Tracking Basket will be comprised of a portion of the securities in the Fund’s portfolio to facilitate liquidity for repurchases.

[18]	Units of the Fund may be purchased and/or repurchased by Authorized Participants entirely for cash, as permissible under the procedures described below.

In the event that repurchases exceed the amount of the Fund’s assets that are held in securities comprising the Tracking Basket, the Fund may repurchase Shares wholly or partially in cash and/or the Fund may tender a portion of the total portfolio in-kind.  If there is a difference between the NAV attributable to a Unit and the aggregate market value of the Tracking Basket exchanged for the Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Cash Amount”).
Each Business Day, before the open of trading on the Stock Exchange where the Fund is listed, the Fund will cause to be published through the National Securities Clearing Corporation (“NSCC”) the names and quantities of the instruments comprising the Tracking Basket, as well as the estimated Cash Amount (if any), for that day.  The published Tracking Basket will apply until a new Tracking Basket is announced on the following Business Day, and there will be no intra-day changes to the Tracking Basket except to correct errors in the published Tracking Basket.19
    All orders to purchase Units must be placed with the Underwriter or its agent by or through an “Authorized Participant,” which is either: (1) a  participant in the Continuous Net Settlement System of the NSCC, a clearing agency registered with the Commission and affiliated with  The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or (2) a DTC Participant, which in any case has executed an investor agreement with the Underwriter and the transfer agent with respect to the purpose and repurchase of Units (“Authorized Participant Agreement”). An investor purchasing Units does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant.

2.	Unit Purchase/Repurchase Fees
The purchase fees will be borne by purchasing Authorized Participants dealing in Units, the repurchase fees will be borne by tendering Authorized Participants dealing in Units, and such fees will be limited to amounts that have been determined appropriate by the Adviser to defray the transaction expenses that will be incurred by the Fund when an Authorized Participant purchases or tenders Units.20  The purpose of the purchase/repurchase fees is to protect the existing Shareholders of the Fund from the dilutive costs associated with the purchase and tender of Units.

[19]	The Adviser and any Sub-Adviser, as well as the Underwriter, will each have adopted a Code of Ethics as required under Rule 17j-1 under the 1940 Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1 (“Code of Ethics”). In addition, the Adviser will adopt policies and procedures as required under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules thereunder, of material non-public information by the Adviser or associated person (“Inside Information Policy”). Any Sub-Adviser will be required to adopt and maintain a similar code of ethics and inside trading policy and procedures. In accordance with the Code of Ethics and Inside Information Policy of the Adviser or Sub-Advisers, personnel of those entities with knowledge about the composition of a Tracking Basket will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.
[20]	In all cases, the repurchase fee on tenders will be limited in accordance with the requirements of Rule 23c-3(b)(1). As discussed below, tenders of Shares submitted pursuant to the Small Allotment Tender Feature will be subject to a repurchase fee that will also be limited in accordance with the requirements of Rule 23c-3(b)(1).

Variations in the purchase/repurchase fees may be made from time to time.  Such fees may be higher for cash transactions as compared to in-kind transactions.

3.	Unit Repurchases
Just as Shares can be purchased from the Fund only in Units, such Shares similarly may be repurchased only if tendered in Units (except pursuant to the Small Allotment Tender Feature described below or in the event the Fund is liquidated).21  To tender, an investor must accumulate enough Shares to constitute a Unit. Tender offers must be placed by or through an Authorized Participant. As required by law, tender offers in good order will receive the NAV next determined on the repurchase pricing date after the request is received, less a repurchase fee.
Tenders of Units will occur as described above in section I.D.1.-2 through procedures that are analogous (in reverse) to those for purchases. All tenders must be preceded or accompanied by an irrevocable commitment to deliver the requisite number of Shares of the Fund, which delivery must be made to the Trust according to the procedures set forth in the Authorized Participant Agreement. Transmission of cash amounts, including the repurchase fee, must be accomplished in a manner acceptable to the Trust and as specified in the Authorized Participant Agreement.  An Authorized Participant tendering Shares in Units entirely for cash, or under other circumstances set forth in the Authorized Participant Agreement, may be required to pay a higher repurchase fee.
    The right to tender Shares will not be suspended nor payment upon repurchase delayed, except as otherwise provided by Rule 23c-3 under the 1940 Act.

4.	Small Allotment Tender Feature
While it is expected that most tenders of Shares directly to the Fund will be conducted generally in-kind in Units by Authorized Participants, the Fund’s Small Allotment Tender Feature provides an exception to that rule.  Under the “Small Allotment Tender Feature,” all Shareholders, including Authorized Participants, may tender Shares in less than a Unit amount of Shares, at NAV, less a repurchase fee, directly to the Fund. Shareholders will be able to tender Shares in less than Unit amounts directly to the Fund or its agent, using the Small Allotment Tender Feature notwithstanding whether the market closing price or Bid/Ask Price (defined below) reflects a material discount in connection with each weekly repurchase offer.
Pursuant to the Small Allotment Tender Feature, all Shareholders of the Fund will have the option to tender Shares in less than a Unit amount of Shares, directly to the Fund or its transfer agent (“Small Allotment Tender Order”).  Tenders from Shareholders of the Fund will be sent from their broker-dealers to the Fund or its transfer agent.  Such an instruction must be received by the Fund prior to the repurchase pricing date.  Any Shareholder may submit a Small Allotment Tender

[21]	In the event that the Trust or the Fund is terminated, the composition and weighting of the Portfolio Instruments to be made available to tendering Shareholders shall be established as of such termination date. There are no specific termination events, but the Trust or the Fund may be terminated in accordance with the Trust’s organizational documents. The Trust’s organizational documents will provide that the Board will have the unrestricted right and power to alter the number of Shares that constitute a Unit. Therefore, in the event of a termination, the Board, in its sole discretion could determine to permit the Shares to be repurchased individually. In such circumstances, the Trust might elect to pay cash for tenders by all Shareholders with an “in-kind” election for Shareholders owning in excess of a certain stated minimum amount.

Order but may only submit an amount of Shares for tender smaller than a Unit.  Repurchase proceeds in connection with any Small Allotment Tender Order generally will be distributed in cash.

    The offer to repurchase Shares at NAV will function in a method similar to a voluntary tender offer. The Fund’s repurchase offers will differ in that they will be weekly and the communication and instructions regarding the offer will be found in the Fund’s registration statement and on the Fund’s web site.  A Shareholder will contact their broker and designate the Shares to be repurchased at NAV on the next offer date. The Shareholder’s broker will enter the order. After the specified cut-off time on the offer date the Fund’s agent will accept requests in good order, update the order with the next calculated NAV, apply the repurchase fee to the order, and notify the Adviser of Shares being tendered. The Adviser will raise cash as necessary for settlement date.22  On settlement date, expected to be T+3, the Shares in the Shareholder’s account will be systematically removed in exchange for cash.

    The Fund will process all Small Allotment Tender Orders received at the NAV of the Fund next calculated on the repurchase pricing date following submission of the Small Allotment Tender Order in proper form, subject to a repurchase fee not to exceed the percentage limit permitted by Rule 23c-3(b)(1), as established by the Board.  The next repurchase pricing date following receipt of the Small Allotment Tender Order in proper form will be the repurchase pricing date with respect to those Shares (the “Small Allotment Tender Date”), provided it is received by the Small Allotment Tender Cut-Off Time (as defined below).

    The Fund will establish a cut-off time for Small Allotment Tender Orders (“Small Allotment Tender Cut-Off Time”) in proper form, which is expected to be two hours prior to the NAV Calculation Time, generally 2:00 p.m. ET, on the next repurchase pricing date following the date on which the Small Allotment Tender Order is placed.  All instructions in proper form from Shareholders to submit a Small Allotment Tender Order will be submitted directly to the Fund’s transfer agent, as long as the order is received prior to the Small Allotment Tender Cut-Off Time.  Any repurchase order instructions submitted on behalf of Shareholders and received by the transfer agent will be irrevocable, after the repurchase request deadline.

   The date of payment upon repurchase will not exceed seven (7) days after the Small Allotment Tender Date, other than as provided by Rule 23c-3 of the 1940 Act. The cash proceeds from any Small Allotment Tender Order received are generally expected to be delivered to the Shareholder’s account or the account of the financial institution carrying the account of the Shareholder.

[22]	As noted above, the Fund’s “repurchase offer amount” for purposes of Rule 23c-3(b)(10) shall mean the “repurchase offer amount” established for the Small Allotment Tender Feature only. Because Authorized Participants may tender Units of Shares for in-kind securities as opposed to cash exclusive of the “repurchase offer amount,” the Fund does not need to maintain “liquid” assets that may be readily convertible to cash in order to facilitate such Unit tenders.

Shareholders will be made aware of the Small Allotment Tender Feature (a) through disclosure in the Fund’s registration statement23 and (b) by posting information about the Small Allotment Tender Feature on the Fund’s website.

5.	Market Price of Shares
The market price of Shares will be based on a current bid/offer in the secondary market. The market price of Shares of the Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio Instruments held by the Fund. Shares of the Fund, available for purchase or sale on an intraday basis, do not have a fixed relationship to the previous day’s NAV or the current day’s NAV.
Therefore, prices on the Stock Exchange may be below, at or above the most recently calculated NAV of such Shares. No secondary sales will be made to brokers at a concession by the Underwriter or by the Fund. Transactions involving the purchases and sales of Shares on the Stock Exchange will be subject to customary brokerage fees and charges.

E.	Shareholder Purchase/Repurchase Fees and Operational Fees and Expenses
    No sales charges for purchases of Shares of the Fund will be imposed by the Fund or the Adviser. The Fund will charge purchase and repurchase fees, calculated and imposed as described above, in connection with purchase and tender of Units of its Shares and tenders of Shares submitted pursuant to the Small Allotment Tender Feature. From time to time and for such periods as the Adviser in its sole discretion may determine, the purchase and repurchase fees may be increased, decreased or otherwise modified, not to exceed amounts approved by the Board.

All expenses incurred in the operation of the Fund will be borne by the Trust and allocated to the Fund, except to the extent specifically assumed by the Adviser or some other party.
The Fund’s investment management contract with the Adviser and the fees payable thereunder will be approved pursuant to Section 15(a) and Section 15(c) of the 1940 Act and will comply with the provisions of the Advisers Act. For its services, the Adviser will receive a management fee, accrued daily and paid monthly, on an annualized basis of a specified percentage of the average daily net assets of the Fund. The Fund may adopt a distribution and service plan (“Distribution and Service Plan”) that subjects the Fund to a distribution fee (“Distribution Fee”) and/or service fee (“Service Fee”).  Applicants represent that any asset-based Distribution Fee

[23]	Applicants anticipate that the disclosure will include, in plain English the following information: information about the Small Allotment Tender Feature generally; information about how a Shareholder can tender his or her Shares; information about when (time and date) such an order must be submitted; disclosure that the tender will be priced at the NAV next calculated on the repurchase pricing date following submission of the Small Allotment Tender Order in proper form, subject to a repurchase fee not to exceed 2% (or such other percentage limit permitted by Rule 23c-3(b)(1) from time to time); disclosure that the Shareholder, if he or she decides to tender, will receive cash, and the anticipated timing of such cash payment; disclosure that the Shareholder is not required to take any action, and is not required to tender Shares, but will then remain a Shareholder of the Fund unless they tender Shares at NAV (less a repurchase fee) or sell their Shares on the secondary market at market prices; disclosure that any tender instruction would be irrevocable; and contact information for any questions.

and/or Service Fee will comply with the provisions of rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. (“NASD Conduct Rule 2830”).
The Adviser or any other service provider for the Fund may agree to cap expenses or to make full or partial fee waivers for a specified or indefinite period of time with respect to the Fund.

F.	Availability of Information
Applicants believe that a great deal of information will be available to prospective investors about the Fund. The Fund’s website, which will be publicly available prior to the public offering of Shares, will include a Prospectus for the Fund that may be downloaded. The website will include additional quantitative information updated on a daily basis, including, on a per Share basis for the Fund, the prior Business Day’s NAV and the market closing price or the midpoint of the bid/ask spread at the time of the calculation of the Fund’s NAV (“Bid/Ask Price”), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.  The website will also disclose the Tracking Basket for the Fund.  A Tracking Basket INAV also will be disseminated every 15 seconds throughout the primary trading session in the Fund’s Shares.  The Adviser will also publish on the Fund’s website or through other means the methodology for calculating the Tracking Basket INAV and the realized daily return deviations between the Tracking Basket and the Fund.  Further, the Fund’s registration statement and website will disclose the existence of the Small Allotment Tender Feature and the process to be followed to submit a Small Allotment Tender Order.
Investors interested in the Fund can also obtain its Prospectus, statement of additional information (“SAI”), shareholder reports and Form N-CSR filed with the Commission. The Prospectus, SAI and shareholder reports are available free upon request from the Trust, and those documents and the Form N-CSR may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.
    In addition, because the Shares will be listed on a Stock Exchange, prospective investors will have access to information about the product over and above what is normally available about a traditional closed-end interval fund, the shares of which are not typically listed on a Stock Exchange. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on brokers’ computer screens and other electronic services. The previous day’s market closing price and trading volume information will be published daily in the financial section of newspapers. The Stock Exchange or other market data vendor will disseminate, throughout the trading day through the facilities of the Consolidated Tape Association, the Tracking Basket INAV every 15 seconds for the Fund.  The Fund is not involved in, or responsible for, the calculation or dissemination of any such amount and makes no warranty as to its accuracy.

G.	Sales and Marketing Materials; Prospectus Disclosure
Applicants will take appropriate steps as may be necessary to avoid confusion in the public’s mind between the Fund and a conventional “open-end investment company” or “mutual fund” or “exchange-traded fund.” Since the Trust will be classified and registered under the 1940 Act as a closed-end management investment company, neither the Trust nor the Fund will be marketed or otherwise held out as a “mutual fund.”  Similarly, in light of the features, described in this Application, that makes the Fund significantly different from what the investing public associates with a conventional “exchange-traded fund,” neither the Trust nor the Fund will be marketed or otherwise held out as an “exchange-traded fund.” Instead, the Fund will be marketed as an “Exchange-Traded Active Fund” or “ETAF”. No Fund marketing materials (other than as required in the Prospectus) will reference an “open-end fund,” “mutual fund” or “exchange-traded fund” except to compare and contrast the Fund with such products. Further, in all marketing materials where the features or method of obtaining, buying or selling Shares traded on the Stock Exchange are described, there will be an appropriate statement or statements to the effect that Shares are not redeemable, but may be tendered weekly pursuant to a repurchase offer for cash at NAV, less a repurchase fee, in addition to the ability to trade Shares daily at market prices on the Stock Exchange. Applicants will take appropriate steps as may be necessary to avoid confusion in the public’s mind between the weekly Small Allotment Tender Feature and the ability to trade Shares daily at market prices on the Stock Exchange.

The Fund will not be advertised or marketed as an open-end investment company, i.e., as a mutual fund or exchange-traded fund, which offers redeemable securities.  Any advertising material where features of obtaining, buying or selling Units are described will prominently disclose that Shares are not redeemable and may be acquired directly from the Fund in Units only.  The Fund’s disclosure documents and advertising material, however, may discuss the Small Allotment Tender Feature, as described above in section I.D. 4.

II.    FUNDS OF EXCHANGE-TRADED ACTIVE FUNDS
A.	The Investing Funds
As discussed above, the Investing Funds will be registered management investment companies and registered unit investment trusts that will enter into an agreement with the Fund (“Participation Agreement”) in which it seeks to invest in reliance on the requested Order. The Investing Funds will not be part of the same group of investment companies as the Fund. Each Investing Trust will have a sponsor (“Sponsor”) and each Investing Management Company will have an investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (“Investing Fund Adviser”) that does not control, is not controlled by or under common control with the Adviser. Each Investing Management Company may also have one or more investment advisers within the meaning of Section 2(a)(20)(B) of the 1940 Act (each, an “Investing Fund Sub-Adviser”). Each Investing Fund Adviser and any Investing Fund Sub-Adviser will be registered as an investment adviser under the Advisers Act.

B.	Proposed Transactions
    Applicants propose that the Investing Funds be permitted to invest in the Fund beyond the limitations in Sections 12(d)(1)(A) and (C) of the 1940 Act. Applicants also propose that the Investing Funds be permitted to effect certain transactions in Shares that would otherwise be prohibited by Section 17(a) of the 1940 Act.

C.	Fees and Expenses
Shares of the Fund will be sold by the Fund without sales loads. Investors, including Investing Funds, who buy and sell Shares through a broker in secondary market transactions may be charged customary brokerage commissions and charges. Applicants anticipate that most, if not all, transactions effected by Investing Funds pursuant to the requested Order would be secondary market transactions. For transactions in Units, purchase/repurchase fees are charged to offset transfer and other costs associated with the issuance and repurchase of Units. Investing Fund shareholders would indirectly pay their proportionate share of the Fund’s advisory fees and other operating expenses. As discussed below, certain conditions will apply to the fees and expenses charged by Investing Funds.

D.	Conditions and Disclosure Relating to Section 12(d)(1) Relief
To ensure that the Investing Funds understand and comply with the terms and conditions of the requested relief even though the Investing Funds will not be part of the same group of investment companies as the Fund and will not have an Adviser that is the same as the Investing Fund Adviser or Sponsor, any Investing Fund that intends to invest in the Fund in reliance on the requested Order will be required to enter into a Participation Agreement with the Fund. The Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested Order and participate in the proposed transaction in a manner that addresses concerns regarding the requested relief. The Participation Agreement also will include an acknowledgment from the Investing Fund that it may rely on the Order requested herein only to invest in the Fund and not in any other investment company.
III.   REQUEST FOR EXEMPTIVE RELIEF AND LEGAL ANALYSIS
A.	In Support of the Relief
1.	Background
The Commission’s Division of Investment Management, in its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.24 For example, the characterization of a management company as “open-end” or “closed-end” has, historically, been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors.
    In Protecting Investors, the staff determined that, given the changes in the securities market since 1940 it was appropriate to reexamine the classification system and its regulatory requirements.25  Protecting Investors recognized that the rigidity of the 1940 Act’s classification system had become a limitation on sponsors’ ability to offer innovative products. The report noted the pioneering efforts and market success of the so-called “prime-rate funds.”26 Many of these closed-end funds, first introduced in 1988, invest in adjustable rate senior loans, and provide shareholders liquidity through quarterly tender offers, rather than by listing on an exchange. The report concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes

[24]	Protecting Investors: A Half Century of Investment Company Regulation, Report of the Division of Investment Management, Securities and Exchange Commission (May 1992) at 421 (“Protecting Investors”).
[25]	Id. at 424.
[26]	Id. at 439-40.

of the open-end and closed-end forms, consistent with investor protections.27 In accordance with this recommendation, shortly after Protecting Investors was published, the Commission proposed and adopted Rule 23c-3 which provided flexibility to increase shareholder liquidity for closed-end funds through tender offers at periodic intervals under simplified procedures (so called “interval funds”).28
    The prime rate funds were cited in both Protecting Investors and the Rule 23c-3 Proposing Release as the prototype for the interval concept.29 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds have resulted in modifications to the interval fund structure, and make further innovation appropriate. For example, several closed-end interval funds have been granted exemptive relief to implement a multi-class system that includes the ability to impose early withdrawal charges and asset-based distribution fees.30 Furthermore, the Commission previously has granted exemptive relief to permit certain interval funds to engage in repurchases on a monthly basis31 or to make in-kind repurchase offers for up to 100% of the fund’s common stock outstanding.32

    The Fund represents a further enhancement to the interval fund structure that combines investor-friendly components of open-end and closed-end funds. The Fund’s Shares will be continuously offered directly to Authorized Participants and will provide liquidity either through weekly repurchases at NAV or daily secondary market transactions.  The permanent nature of the weekly repurchase offers will provide Shareholders with a predictable, periodic means for the repurchase of their Shares at NAV, less a repurchase fee, thereby affording a secondary source of liquidity for Shares in addition to the ability to sell Shares on the Stock Exchange daily at market prices. Arbitrage mechanisms will reduce the potential for significant discounts to NAV.  Fidelity believes that this combination of attributes will significantly reduce the potential discount to NAV often experienced by traditional closed-end funds.

[27]	Id. at 424.
[28]	See Rule 23c-3 Proposing Release, supra note 2; Repurchase Offers by Closed-End Management Investment Companies, Rel. No. IC-19399 (Apr. 7, 1993) (“Rule 23c-3 Adopting Release”).
[29]	Protecting Investors, supra note 24, at 439-40; Rule 23c-3 Proposing Release, supra note 2, at 27.

[30]
See, e.g., In the Matter of Van Kampen Investment Advisory Corp,, et al., Rel. No. IC-25924 (Feb. 3, 2003) (notice), Rel. No. IC-25951 (Mar. 3, 2003) (order); In the Matter of Kemper Floating Rate Fund, et al., Rel. No. IC-23811 (Apr. 27, 1999) (notice), Rel. No. IC-23846 (May 24, 1999) (order);  In the Matter of Aim Advisors, Inc., et al., Rel. No. IC-24110 (Oct. 25, 1999) (notice), Rel. No. IC-24129 (Nov. 22, 1999) (order); In the Matter of CypressTree Asset Management Corporation Inc., et al., Rel. No. IC-23312 (July 10, 1998) (notice), Rel. No. IC-23378 (Aug. 5, 1998) (order).

[31]
See In the Matter of Van Kampen Asset Management, et al., Rel. No. IC-27317 (May 12, 2006) (notice), Rel. No. IC-27390 (June 7, 2006) (order) (“Van Kampen”); In the Matter of ING Pilgrim Investments, LLC, et al., Rel. No. IC-25167 (Sep. 21, 2001) (notice), Rel. No. IC-25212 (Oct. 17, 2001) (order) (“Pilgrim Investments”); In the Matter of CypressTree Asset Management Corporation, Inc., et al., Rel. No. IC-23020 (Feb. 4, 1998) (notice), Rel. No. IC-23055 (Mar. 3, 1998) (order) (“CypressTree”).

[32]	In the Matter of The Mexico Fund, Inc., et al., Rel. No. IC-25729 (Sept. 13, 2002) (notice), Rel No. IC-25764 (Oct. 7, 2002) (order) (“Mexico Fund”).

2.	Weekly Repurchase Offers
Applicants request an Order pursuant to Sections 6(c) and 23(c) of the 1940 Act exempting them from certain provisions of Rule 23c-3 solely to the extent necessary to make offers to repurchase Shares (i) at weekly intervals, rather than the “periodic intervals” (three, six, or twelve months) specified by Rule 23c-3(a)(1); (ii) by establishing a “repurchase offer amount” (5% to 25% of the common stock outstanding) specified by Rule 23c-3(a)(3) that excludes the repurchase of Shares from Authorized Participants primarily in-kind in Units from the maximum 25% limit; (iii) primarily in-kind at the next NAV determined on the repurchase pricing date from Authorized Participants in Units, rather than solely for cash as specified by Rule 23c-3(b)(1); and (iv) by providing notification thereof in the Fund’s registration statement and on the Fund’s website inclusive of the information required by Rule 23c-3(b)(4)(i)(A)-(I), rather than by (a) sending each Shareholder that is subject to the repurchase offer a separate notification “no less than twenty-one and no more than forty-two days before each repurchase request deadline” as specified by Rule 23c-3(b)(4)(i), (b) complying with the filing requirements of Rule 23c-3(b)(4)(ii) and Form N-23c-3 thereunder, and (c) complying with the notification requirements of Rule 23c-3(b)(4)(iii), since each of these requirements will be moot if the Fund’s provide the information required by to Rule 23c3-3(b)(4)(i)(A)-(I) in the Fund’s registration statement and/or on the Fund’s website.
In Applicants’ view, these exemptions would enhance, rather than detract from, the investor benefits provided by Rule 23c-3 and are consistent with the public interest and investor protection. As long as the Fund, as supervised by the Board, can make weekly repurchase offers pursuant to the modified requirements requested herein and otherwise comply with the remainder of Rule 23c-3, there is no public interest or investor protection concern that justifies prohibiting weekly repurchase offers.
(a)	Frequency and Notification
   Applicants believe that making weekly repurchase offers is consistent with the policies underlying Rule 23c-3. In the rulemaking proceeding in which Rule 23c-3 was adopted, certain commenters requested that a provision for monthly repurchases be incorporated in the final Rule. At the time of adoption, the Commission declined to do so. The Commission was concerned that shorter repurchase intervals would not be compatible with the notification requirement in paragraph (b)(4) of the Rule because a fund would need to send out a notification for a repurchase offer before it had completed the previous offer.33 Applicants believe that this concern should not deter the Commission from granting relief requested in this case. First, it is understandable that, in its initial efforts to “chart new territory” the Commission was reluctant to provide too many options. Regulatory prudence might well have dictated adopting a more limited rule, and considering more flexible proposals on a case-by-case basis. Second, it is significant that the reason given is one of logistics rather than substance. In fact, as discussed below, the logistical concern mentioned would not pertain to Applicants’ proposal.

   Rule 23c-3(b)(4) requires that notification of each repurchase offer be sent to common shareholders no less than 21 days and no more than 42 days before the repurchase request deadline. In adopting this provision of Rule 23c-3, the Commission observed that indirect notification of shareholders may be adequate for issuer tender offers due to the “tight schedules” under which such

[33]	See Rule 23c-3 Adopting Release, supra note 28.

offers are conducted, while noting that Rule 23c-3 quarterly repurchase offers presented “no comparable time pressure.”34 With respect to Applicants’ proposal to conduct repurchase offers weekly (as opposed to quarterly), Applicants do not seek relief from Rule 23c-3(b)(4) to provide indirect notice to shareholders, but rather direct notice to shareholders through a different medium – the Fund’s registration statement and website – given the “tight schedules” imposed by weekly repurchase offers.35  Accordingly, Applicants submit that the requested relief adequately addresses the Commission’s stated rationale for the notification required by Rule 23c-3(b)(4) insofar as all of the substantive information required to be set forth therein will be provided in the Fund’s registration statement and website, and not indirectly through newspaper publications or other indirect mediums, notwithstanding the “tight schedules” imposed by weekly repurchase offers. Accordingly, in order to prevent any overlap between payment for a repurchase and notification of the next repurchase offer or resulting investor confusion, Applicants request an exemption from the notice provisions of Rule 23c-3(b)(4) to the extent necessary to permit the Fund to provide notification of each weekly repurchase offer to Shareholders in the Fund’s registration statement and on the Fund’s website. Specifically, the Fund will provide all of the information required by Rule 23c-3(b)(4)(A)-(G) in the Fund’s registration statement and on the Fund’s website, and all of the information required by Rule 23c-3(b)(4)(H)-(I) on the Fund’s website.  Because the Fund will price on the repurchase request deadline, and pay proceeds by the third business day following the repurchase pricing date (and, in any event, no later than seven calendar days after the repurchase pricing date), this proposed timing will ensure that  Shareholders have received payment in full for any repurchases before the next repurchase pricing date. The entire repurchase procedure shall be completed before the next repurchase, thus avoiding any overlap.  Applicants believe that these procedures will eliminate any possibility of investor confusion from weekly repurchases.
In addition, weekly repurchases will be a fundamental feature of the Fund. The Fund’s registration statement will provide a clear explanation of the weekly repurchase program. Given that the Fund will be a new Fund, Applicants expect that the weekly repurchase opportunity will become as routine in the Shareholder’s mind as daily redemptions are in the mind of open-end fund shareholders, and that the significance of the notifications in the Fund’s registration statement and on its website will diminish. Thus, any remote possibility of investor confusion due to the proximity in time between weekly repurchases will be adequately dealt with by disclosure.  Similarly, the possibility for investor confusion between the weekly Small Allotment Tender Feature and the ability to trade in Shares through the Stock Exchange will be adequately dealt with by disclosure – both the Fund’s prospectus and website will clearly disclose that Shares may be traded on the Stock Exchange daily at market prices and may also be tendered directly to the Fund weekly at NAV, less a repurchase fee.
Applicants believe that weekly rather than quarterly repurchases offer many benefits and therefore would be in the public interest and in the Shareholders’ interests and be consistent with

[34]
Id. (“Newspaper publication may be adequate in general corporate tender oﬀers for cash, because the tight schedules under which such oﬀers often take place would not allow for direct shareholder communications, especially where it was necessary for an intermediary to relay such communications to shareholders. For repurchase oﬀers under rule 23c-3, however, especially periodic repurchase oﬀers whose schedule is known well in advance, there is no comparable time pressure.”)

[3][5]	All Shareholders entitled to receive a Prospectus will receive a paper copy of the Prospectus unless they have opted to receive a Prospectus via electronic delivery.

the policies underlying Rule 23c-3. Rule 23c-3 currently permits periodic repurchase offers no more frequently than once every three months, but weekly repurchases would provide significant benefits to Shareholders.  Importantly, the weekly repurchase feature, together with the arbitrage mechanism described herein, is expected to significantly reduce the potential for Shares to trade at a discount to NAV, which is common for most traditional closed-end funds. In addition, Fund Shareholders will benefit because their investments will be more liquid than an investment in a closed-end interval fund conducting only quarterly repurchase offers without shares trading in the secondary market. Investors also will be better able to manage their investments and plan transactions because they will know that, if they decide to forego a repurchase offer, they only will need to wait one week (rather than three months) for the next offer. The opportunity to participate in weekly repurchases will provide Shareholders with an equal opportunity to tender Shares at NAV. Because Shares are listed on the Stock Exchange, Shareholders will retain their ability to sell Shares daily at market prices. Applicants believe the Fund’s continuous offering of Shares coupled with the requested Relief for weekly repurchases provides the public marketplace and the Fund’s Shareholders with more investment options. Finally, consistent with Section 23(c)(3), weekly repurchase offers will be made available to all Shareholders and thus, will not unfairly discriminate against any holders of the Shares to be repurchased.

(b)	Repurchase Offer Amount
   Applicants believe that establishing a “repurchase offer amount” specified by Rule 23c-3(a)(3) for the Small Allotment Tender Feature only, which shall not limit the Fund’s ability to repurchase Shares from Authorized Participants primarily in-kind in Units, is consistent with the purpose of Rule 23c-3. Rule 23c-3 requires that a fund’s board of directors determine the repurchase offer amount, but, pursuant to Rule 23c-3(a)(3), the repurchase offer amount must be no less than 5% nor more than 25% of the fund’s common stock outstanding on the repurchase request deadline.  The purpose of the 5% lower limit was to assure that the Fund would make an offer large enough to offer fund shareholders meaningful liquidity.36  The purpose of the 25% maximum limit was “intended to ensure that a fund does not adopt a policy guaranteeing that it will repurchase in each offer all shares that might be tendered at NAV, because such a policy would be tantamount to making a fund’s shares redeemable securities.”37  The 5% and 25% figures were based upon the

[36]	The requirement in the Rule is more flexible than the original proposal, which would have required that a minimum and maximum repurchase offer amount be part of the fund’s fundamental policy. See Rule 23c-3 Proposing Release, supra note 2, at 11.

[37]	Id. Applicants note that legislative history supports the proposition that Section 2(a)(32) was intended to encompass redemption requests that would be honored anytime. In describing to Congress in 1940 the differences between open-end and closed-end companies, former SEC Commissioner Healy commented:

The peculiarity of open-end companies is that they issue so-called redeemable securities – that is, [a] security which provides that the holder may tender it to the company at any time and receive a sum of money roughly proportionate to the current market value of the company’s assets.
Investment Trusts and Investment Companies:  Hearings on S.3580 Before the Subcomm. on Banking and Currency, United States Senate, 76th Congress (1940) (statement of SEC Commissioner Robert E. Healy).

history of those closed-end funds that had made periodic repurchase offers at the time the Rule was adopted.38
Applicants believe that establishing a repurchase offer amount specified by Rule 23c-3(a)(3) for the Small Allotment Tender Feature only, which shall not limit the Fund’s ability to repurchase Shares from Authorized Participants primarily in-kind in Units, would offer meaningful liquidity to the Fund’s Shareholders, facilitate the Fund’s arbitrage mechanism thereby continually moving the market price of Shares closer to NAV, and benefit all Shareholders of the Fund. Applicants note that providing broad flexibility for Authorized Participants to tender Units of Shares on an in-kind basis outside the Small Allotment Tender Feature complements the flexibility sought by the Fund in establishing a more frequent interval at which repurchases occur. Moreover, limiting “large” (i.e., Units) tenders to in-kind transactions outside of the 25% limit, as opposed to cash transactions subject to a 25% limit, provides all Shareholders with numerous benefits, as explained in more detail below. Applicants believe that repurchase amounts in excess of the 25% limit set forth in Rule 23c-3(a)(3) may be desired by Shareholders at times, and moreover, reflect some of the concerns underlying commenters’ criticisms of the 25% maximum.  For example, the American Bar Association’s comment letter to the Proposing Release stated that it:
saw no reason why the directors should not be permitted to fix a repurchase offer amount of up to 100% if deemed to be in the best interests of shareholders.  Any limitation on accepting repurchase requests will impede the ability of the fund to cope with the discount problem.39

   The Investment Company Institute’s (the “ICI”) comment letter similarly believed that the rule should not set any maximum repurchase amount and instead permit funds the freedom to establish their own maximum even if the maximum was up to and including 100%.  The ICI thought that allowing the repurchase of up to all of a fund’s shares could help reduce any market discount of fund shares to NAV and that the “arbitrary limit set forth in the rule was more likely to harm than to benefit investors.”40  For example, a 25% limit could increase the likelihood that investors who tender shares would have them pro-rated – which would mean that shareholders would not receive the full amount of the proceeds they desire.41

(c)	In-Kind vs. Cash Repurchases
Applicants believe that making offers to repurchase Shares primarily in-kind at the next NAV determined on the repurchase pricing date from Authorized Participants in Units, rather than solely for cash as specified by Rule 23c-3(b)(1), is consistent with the policies underlying Rule 23c-3. Section 2(a)(32) of the 1940 Act provides that for a security to be redeemable, the holder should be “entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.”  Accordingly, Section 2(a)(32) is impartial as to whether

[38]	See Rule 23c-3 Proposing Release, supra note 2, at 11.
[39]	Comment Letter to Proposing Release of the American Bar Association, Section of Business Law, dated November 2, 1992 at 9.
[40]	Comment Letter to Proposing Release of the Investment Company Institute, dated November 4, 1992 at 7-8.

[41]	Id.

redemptions are paid in-kind or in cash.  In the Proposing Release, there is no discussion suggesting that in-kind repurchases are contrary to the Rule’s purpose.
In-kind repurchases are both consistent with the general purposes and policies of Rule 23c-3 and the most practical way for Fund management to reduce the market discount, a goal that is in the best interests of all Shareholders. In-kind repurchases will permit the Fund to remain fully invested in portfolio securities by minimizing the need to liquidate portfolio securities to meet repurchases and to acquire portfolio securities in connection with purchases of Units. Applicants also believe that in-kind repurchases will minimize the extent of portfolio turnover experienced by the Fund, leading to lower transaction expenses, including brokerage costs, as well as fewer realized capital gains to be passed on to investors holding Shares. Moreover, the ability to effect repurchases in-kind should have the effect of increasing demand for Shares on the Stock Exchange, increasing market value of Shares and narrowing the market discount – benefits for all Shareholders of the Fund.
For all of these reasons, Applicants believe that the requested Rule 23c-3 Relief is “appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the 1940 Act. Because the Fund will describe its repurchase policy fully in its prospectus, Shareholders and potential investors will have available all information about the Fund and its differences from a traditional closed-end fund. Finally, because the requested Relief will increase the investment alternatives available to investors, the requested Relief is appropriate in the public interest. Because the weekly repurchase offers will be made available to all Shareholders and otherwise comply with the requirements of Rule 23c-3 (except with respect to the exemptions requested herein), the repurchase offers will not be made in a manner or on a basis which unfairly discriminates against holders of the Shares to be repurchased.
   Applicants believe that there is related precedent for the requested relief and that weekly repurchases are consistent with the policies underlying Rule 23c-3. The Commission has granted exemptive relief under Rule 23c-3 to permit other interval funds to make monthly repurchase offers under modified notice procedures42 and in-kind repurchase offers for up to 100% of the fund’s common stock outstanding.43  Applicants submit that the requested relief is appropriate under the applicable statutory standards.

3.	The Fund Will Provide the Other Benefits Previously Considered by the Commission in Granting Relief to Permit Exchange-Traded Products
Another distinguishing characteristic of the Fund is that it will offer many of the same benefits as currently offered by other types of investment companies, which appeal to individual and institutional investors, as well as to brokers, investment advisers, financial planners and other intermediaries acting on behalf of investors, while improving upon the traditional closed-end fund structure.  Adviser believes the Fund will appeal to each of these categories of investors because the Fund will provide the following benefits:

[42]	See Van Kampen, supra note 31. See also Pilgrim Investments, supra note 31. See also CypressTree, supra note 31.
[4][3]	See Mexico Fund, supra note 32.

•	Diversification: a diversified investment vehicle with the potential for above-market returns.
•	Liquidity: an investment option with intra-day pricing, at prices closer to NAV relative to other closed-end funds, that reflects market conditions rather than only end-of-day securities prices.
•	Tax-Efficiencies: a potentially more tax-efficient investment option than a comparable mutual fund or closed-end fund.
Applicants anticipate the Fund will provide investors with greater liquidity as compared to traditional closed-end funds.  Liquidity is one of the features that appears to be most appreciated by today’s investors and is often identified as a feature that positively distinguishes a particular investment product from other investment options.  Applicants expect the Fund to offer investors a greater level of liquidity as compared to a traditional closed-end interval fund because the Fund’s Shares may be purchased and sold intra-day on a Stock Exchange at market prices, and because such market prices are expected to remain closer to NAV relative to a traditional closed-end fund.  Liquidity will be further enhanced given that all Shareholders may tender their Shares to the Fund, at NAV, for cash once per week as opposed to the more limited intervals prescribed by Rule 23c-3.
    Further, Applicants anticipate that the Fund will provide investors with a potentially more tax-efficient investment option as compared to a traditional closed-end fund.  To the extent the Fund accepts tenders of Units in-kind, the Fund may take advantage of a provision in the Code that allows it not to recognize capital gains on appreciated securities delivered “out.” The Fund expects to take advantage of this provision in the Code and honor repurchases by Authorized Participants in Units in-kind as much as possible so as to avoid recognizing capital gains on appreciated securities.

B.	Legal Analysis of Relief
Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions from any provisions of the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Section 23(c)(3) of the 1940 Act provides that no registered closed-end investment company shall purchase any securities of which it is the issuer except under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.  Section 17(b) of the 1940 Act provides that the Commission will grant an exemption from the provisions of Section 17(a) of the 1940 Act if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act.  Section 12(d)(l)(J) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(l), if the exemption is consistent with the public interest and the protection of investors.

1.	Section 23(c)(3) of the 1940 Act and Rule 23c-3 under the 1940 Act
Section 23(c) of the 1940 Act provides, in relevant part, that no registered closed-end investment company shall purchase any securities of any class of which it is the issuer except: (1) on a securities exchange or other open market; (2) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (3) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.  Repurchase offers made pursuant to the exception which permits closed-end funds to make repurchases pursuant to tender offers are considered issuer tender offers and thus, absent further relief, must comply with the requirements of the tender offer rules under the Exchange Act, including Rules 13e-4 and 14e-1.
    The Commission also may exempt closed-end issuer repurchases from the prohibitions in Section 23(c) pursuant to Section 23(c)(3).  Rule 23c-3 provides such an exemption as it permits a registered closed-end investment company to make repurchase offers for its common stock at NAV at periodic intervals pursuant to a fundamental policy of the investment company.  “Periodic interval” is defined in Rule 23c-3(a)(1) as an interval of three, six or twelve months.  Rule 23c-3(a)(3) provides that a repurchase offer amount may be between 5% and 25% of the common stock outstanding on the repurchase request deadline.  Rule 23c-3(b)(1) requires that repurchases be for cash at the NAV determined on the repurchase pricing date.  Rule 23c-3(b)(4) requires that notification of each repurchase offer be sent to common shareholders no less than 21 calendar days and no more than 42 calendar days before the repurchase request deadline, and requires such separate notification to be filed with the Commission, along with Form N-23c-3, and submitted to Beneficial Owners.  At the time the Commission adopted Rule 23c-3, corresponding amendments to Rules 10b-644 and 13e-4 of the Exchange Act and Regulation 14E of the Exchange Act were also adopted, exempting repurchase offers pursuant to Rule 23c-3 from most of the provisions of those rules.45

For the reasons discussed above, because the proposed Relief from certain requirements of Rule 23c-3 is “appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act” and will not “unfairly discriminate against any holders of the class or classes of securities to be purchased,” Applicants request an Order pursuant to Sections 6(c) and 23(c)(3) of the 1940 Act exempting the Fund: (i) from the definition of “periodic interval” under Rule 23c-3(a)(1) that would permit the Fund to rely on the relief provided by Rule 23c-3 while making repurchase offers once per week; (ii) from the definition of “repurchase offer amount” under Rule 23c-3(a)(3) solely for the purpose of excluding repurchases of Shares from Authorized Participants that occur primarily in-kind in Units from the maximum 25% limit of Rule 23c-3(a)(3); (iii) from the requirements of Rule 23c-3(b)(1) to the extent necessary to permit the Fund to rely on the relief provided by Rule 23c-3 while making repurchase offers to Authorized Participants for Units of Shares on an in-kind basis; and (iv) from

[44]	Rule 102(b)(2) of Regulation M continues this exception.
[45]	Subsequently, the Commission also added paragraph (a)(1)(xi) to Rule 415 under the Securities Act in order to permit closed-end funds relying on Rule 23c-3 to make continuous or delayed offerings.

all of the notification and filing requirements of Rule 23c-3(b)(4) to the extent necessary to permit the Fund to rely on the relief provided by Rule 23c-3 while providing the information required by Rule 23c-3(b)(4)(A)-(G) in the Fund’s registration statement and on the Fund’s website and the information required by Rule 23c-3(b)(4)(H)-(I) on the Fund’s website.
2.	Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to Rule 23c-3 Relief
Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act pursuant to Sections 6(c) and 17(b) of the 1940 Act to allow certain affiliated persons to effectuate purchases and tenders of Units in-kind.

Unless the Commission, upon application pursuant to Section 17(b) of the 1940 Act, grants an exemption from the provisions of Section 17(a), Section 17(a)(1) of the 1940 Act, among other things, makes it unlawful
… for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal — knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust … by the depositor thereof.

Section 17(a)(2) of the 1940 Act makes it unlawful
… for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal — knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

    The Fund may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser (each registered investment company (or series thereof), an “Affiliated Fund”).
An “affiliated person” of a person, pursuant to Section 2(a)(3)(A) of the 1940 Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person” and pursuant to Section 2(a)(3)(C) of the 1940 Act “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”
Section 2(a)(9) of the 1940 Act defines “control” as
…the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.
Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act.
Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and because there may be a number of transactions by persons who may be deemed to be either first-tier or second-tier affiliates, Applicants are also requesting an exemption under Section 6(c) of the 1940 Act as well.46
    There exists a possibility that, with respect to the Fund and the Trust, a large institutional investor could own more than 5% of the Fund or the Trust, or in excess of 25% of the outstanding Shares of the Fund or the Trust, making that investor a first-tier affiliate of the Fund or Trust under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the 1940 Act. In addition, there exists a possibility that, with respect to Affiliated Funds, a large institutional investor could own 5% or more of, or in excess of 25% of the outstanding shares of such Affiliated Fund, resulting in that investor being deemed to be a second-tier affiliate of a Fund. For so long as such an investor was deemed to be an affiliate, Section 17(a)(1) could be read to prohibit such person from depositing the Tracking Basket with the Fund in return for a Unit (an in-kind purchase). Likewise, Section 17(a)(2) could be read to prohibit the investor from accepting an in-kind repurchase offer from the Fund.  Applicants request an exemption to permit persons that are affiliated persons or second tier affiliates of the Fund solely by virtue of (1) holding 5% or more, or in excess of 25% of the outstanding Shares of the Fund; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25% of the shares of one or more Affiliated Funds, to effectuate purchases and tenders in-kind.

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind tenders of Shares of the Fund in Units. Both the deposit procedures for in-kind purchases of Units and the repurchase procedures for in-kind tenders will be effected in exactly the same manner for all purchases and tenders, regardless of size or number. There will be no discrimination between investors purchasing Shares or tendering Shares, respectively.
Absent the unusual circumstances discussed previously in the Application, the Deposit Instruments and Repurchase Instruments available for the Fund will be the same for all purchases and tenders, respectively.  Deposit Instruments and Repurchase Instruments will be valued in the same manner as those Portfolio Instruments currently held by the Fund, and the valuation of the Deposit Instruments and Repurchase Instruments will be made in the same manner and on the same terms for all, regardless of the identity of the purchaser or tendering Shareholder.   Further, the total consideration paid for the purchase or tender of a Unit of Shares will be based on the NAV of the

[46]	See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

Fund, as calculated in accordance with the policies and procedures set forth in its registration statement.  Each basket will consist of instruments that are appropriate, in type and amount, for inclusion in light of the Fund’s investment objectives and policies, current Portfolio Instruments and current trading program.
Any consideration paid by the types of affiliated persons listed above for the purchase or tender, including in-kind purchases and in-kind tenders, of Shares directly from the Fund will be based on the NAV of the Fund in accordance with the Fund’s policies and procedures.
Because the Fund portfolio will not be fully transparent, Applicants believe that there is restricted opportunity for tendering Shareholders to select particular Portfolio Instruments to be included in the Tracking Basket (i.e., “cherry picking”).  Further, because the Deposit Instruments will be those found in the Tracking Basket, except in certain limited instances, a person purchasing Shares could not cause the Fund to accept unwanted instruments.  Under these circumstances, Applicants do not believe that in-kind purchases and tenders will result in abusive self-dealing or overreaching of the Fund by any Unit investor.
    Applicants do not believe that in-kind purchases and tenders will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Fund’s objectives and with the general purposes of the 1940 Act. Applicants believe that in-kind purchases and tenders will be made on terms reasonable to the Fund and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Instruments held by the Fund is the same as that used for calculating the value of in-kind purchases or tenders and, therefore, creates no opportunity for affiliated persons or Applicants to effect a transaction detrimental to the other holders of Shares of the Fund. Similarly, Applicants submit that, by using the same standards for valuing Portfolio Instruments held by the Fund as are used for calculating the value of in-kind tenders or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
3.	Section 12(d)(1) of the 1940 Act
Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(C) of the 1940 Act prohibits any investment company from acquiring any security issued by a registered closed-end investment company, if the acquisition will cause the acquiring company, together with other investment companies having the same investment adviser, to own more than 10% of the total outstanding voting stock of the acquired closed-end investment company. Applicants request relief to permit Investing Funds to acquire Shares in excess of the limits in Sections 12(d)(1)(A) and 12(d)(1)(C) of the 1940 Act.

Section 12(d)(1)(J) of the 1940 Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision of Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.
   Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.47 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.48  As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.

“[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.”49
Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).50 These abuses included: (i) undue influence such as through the threat of large-scale redemptions (tenders) of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”).51
Applicants propose a number of conditions designed to address these concerns. Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions (tenders) identified in the PPI Report, particularly those regarding the potential for undue influence. Still further protections from large-scale tenders are imbedded in the product’s design.  For example, the Investing Funds will not be able to threaten or effect “large-scale” tenders of an acquired fund’s shares for cash, as only 25% of the Fund’s Shares may be offered for repurchase per week for cash pursuant to the Small Allotment Tender Feature, and only in amounts less than Units.  All “large-scale” tenders must be effected through an Authorized Participant in Units and only on an in-kind

[47]	Hearings on H.R. 10065 Before a Subcomm. Of the House Comm. On Interstate and Foreign Commerce, 76th Cong., 3d Sess., at 113 (1940).
[48]	Hearing on S. 3580 Before the Subcomm. Of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).
[49]
Hearings on H.R. 10065 Before a Subcomm. Of the House Comm. On Interstate and Foreign Commerce, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker, Chief Counsel of the Commission Investment Trust Study).

[50]	See H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).
[51]	Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

basis. “Large-scale” in-kind repurchases generally present no harm (and provide benefits compared to cash transactions) to the remaining Shareholders, as discussed above.  Applicants will take steps to ensure that the Investing Funds comply with any terms and conditions of the requested relief by requesting that a Investing Fund enter into a Participation Agreement as a condition precedent to investing in the Fund beyond the limits imposed by Sections 12(d)(l)(A) and 12(d)(1)(C).
The Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the Order.  Condition B.1 limits the ability of an Investing Fund’s Advisory Group or an Investing Fund’s Sub-Advisory Group (individually, or in the aggregate) (each defined below) to control the Fund within the meaning of Section 2(a)(9) of the 1940 Act.  For purposes of this Application, an “Investing Fund’s Advisory Group” is defined as the Investing Fund Adviser, or Sponsor, any person controlling, controlled by, or under common control with such Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with such Adviser or Sponsor.
For purposes of this Application, an “Investing Fund’s Sub-Advisory Group” is defined as any Investing Fund Sub-Adviser, any person controlling, controlled by, or under common control with the Investing Fund Sub-Adviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Sub-Adviser or any person controlling, controlled by or under common control with the Investing Fund Sub-Adviser. The condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to the Fund if the Investing Fund Sub-Adviser or a person controlling, controlled by, or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.
Condition B.2 prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in the Fund to influence the terms of services or transactions between an Investing Fund or an Investing Fund Affiliate and the Fund or Fund Affiliate. “Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of the Fund and any person controlling, controlled by or under common control with any of these entities. “Investing Fund Affiliate” is defined as the Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor, promoter and principal underwriter of a Investing Fund, and any person controlling, controlled by or under common control with any of these entities.
Conditions B.2, B.3, B.4, B.6, B.7, B.8 and B.9 are specifically designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund (including Underwriting Affiliates) to exercise undue influence over the Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser or Investing Fund Sub-Adviser, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by Section 10(f) of the 1940 Act. An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”
The Fund may choose to reject any direct purchase of Units by an Investing Fund. To the extent an Investing Fund purchases Shares in the secondary market, the Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested Order by declining to enter into the Participation Agreement prior to any investment by an Investing Fund in excess of the limits of Sections 12(d)(1)(A) and 12(d)(1)(C). The Fund would also retain its right to reject any initial investment by an Investing Fund in excess of the limits in Sections 12(d)(1)(A) and 12(d)(1)(C) of the 1940 Act by declining to execute a Participation Agreement with an Investing Fund.
With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.
    Under Condition B.10, before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of any Investing Management Company, including a majority of the Disinterested Trustees, will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of the Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.

In addition, Conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs.
Under Condition B.5, an Investing Fund Adviser, trustee of an Investing Trust (“Trustee”) or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation received from the Fund by the Investing Fund Adviser, Trustee or Sponsor or an affiliated person of the Investing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, Trustee or Sponsor or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Condition B.5 also provides that any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Fund in an amount at least equal to any compensation received by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with any investment by the Investing Fund in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Fund. Condition B.11 prevents any sales charges or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.52
The Participation Agreement will include an acknowledgment from the Investing Fund that it may rely on the requested Order only to invest in the Fund and not in any other investment company.53 The Fund will not acquire securities of any investment company or company relying

[52]	Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by FINRA.
[5][3]
Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of the Fund or (b) an affiliated person of the Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be prohibited by Section 17(e)(1) of the 1940 Act. The Participation Agreement also will include this acknowledgment.

on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive rules and exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. Thus, in keeping with the PPI Report’s concern with overly complex structures, the requested Order will not create or give rise to circumstances enabling an Investing Fund to invest in excess of the limits of Sections 12(d)(l)(A) and 12(d)(1)(C) in the Fund which is in turn able to invest in another investment company in excess of such limits. In addition to avoiding excess complexity, the fact that the Fund relying on the exemption from Section 12(d)(1) requested herein will not invest in any other investment company in excess of the limits of Sections 12(d)(1)(A) and 12(d)(1)(C) mitigates concerns about layering of fees.
     On the basis of the foregoing, Applicants believe that an exemption from (i) Section 12(d)(1)(A) to permit an Investing Fund to purchase Shares of the Fund in excess of the limits set forth therein; and (ii) Section 12(d)(1)(C) to permit an Investing Fund to purchase Shares of the Fund in excess of the limits set forth therein satisfies the requirements of Section 12(d)(1)(J) and is consistent with the public interest and the protection of investors.

4.	Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to Section 12(d)(1) Relief
Applicants seek relief from Section 17(a) pursuant to Section 17(b) and Section 6(c) to permit the Fund, to the extent that the Fund is an affiliated person of an Investing Fund, to sell Shares to, and purchase Shares from, an Investing Fund and to engage in the accompanying in-kind transactions.
Section 17(a) of the 1940 Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3)(B) of the 1940 Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person. An Investing Fund relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of the Fund. In such cases, and for other reasons, the Fund could become an affiliated person, or an affiliated person of an affiliated person of the Investing Fund, and direct sales and repurchases of its Shares with an Investing Fund and any accompanying in-kind transactions could be prohibited. Applicants anticipate that there may be Investing Funds that are not part of the same group of investment companies as the Fund, but are sub-advised by an Adviser. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where the Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because an investment adviser to the Fund is also an investment adviser to an Investing Fund.
Section 17(b) of the 1940 Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:

(i)	the terms of the proposed transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned;

(ii)	the proposed transaction is consistent with the policy of each registered investment company concerned; and
(iii)	the proposed transaction is consistent with the general purposes of the 1940 Act.
The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.
Section 6(c) of the 1940 Act permits the Commission to exempt any person or transactions from any provision of the 1940 Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Applicants expect that most Investing Funds will purchase Shares in the secondary market and will not purchase Units directly from the Fund.
    Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1), above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections. First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or repurchase of Shares directly from (or by) the Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund’s registration statement.54
Second, the proposed transactions directly between the Fund and Investing Funds will be consistent with the policies of each Investing Fund. The purchase of Units by an Investing Fund will be accomplished in accordance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement. The Participation Agreement will require any Investing Fund that purchases Units directly from the Fund to represent that the purchase of Units from the Fund by an Investing Fund will be accomplished in compliance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement.
Third, Applicants believe that the proposed transactions are consistent with the general purposes of the 1940 Act.  As discussed above, Applicants believe that the requested exemptions are appropriate in the public interest, as the Fund may offer Investing Funds an expanded array of closed-end fund instruments in which to invest.  By avoiding the front-running and free-riding concerns that can arise with full transparency of Portfolio Instruments, the Fund may be suitable for a broader range of investment strategies than fully transparent exchange-traded products.

[54]	To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Investing Fund and the Fund, relief from Section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Units by the Fund to an Investing Fund and repurchases of those Shares. The requested relief is also intended to cover the in-kind transactions that may accompany such sales and repurchases.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
IV.   CONDITIONS
    Applicants agree that any Order of the Commission granting the requested relief will be subject to the following conditions:

A.	Rule 23c-3 Relief
1.	As long as the Fund operates in reliance on the requested Order, the Shares of the Fund will be listed on a Stock Exchange.
2.
Neither the Trust nor the Fund will be advertised or marketed as an open-end investment company, a mutual fund or an exchange-traded fund.  Any advertising material that describes the purchase or sale of Units will prominently disclose that the Fund’s Shares are not redeemable and may be acquired directly from the Fund in Units only.

3.
The website for the Fund, which is and will be publicly accessible at no charge, will contain, on a per Share basis, for the Fund the prior Business Day’s NAV and the market closing price or Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.  The website will also disclose the Fund’s Tracking Basket and Tracking Basket INAV.

4.
The Adviser or any Sub-Adviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

5.
The Fund will provide for the ability of Authorized Participants to tender Units of Shares at NAV, less a repurchase fee, on an in-kind and/or cash basis (as specified by the Fund) directly to the Fund in connection with each weekly repurchase offer.  The Fund will provide for the ability of all Shareholders to tender  less than Units of Shares at NAV, less a repurchase fee, on a cash basis, directly to the Fund in connection with each weekly repurchase offer until the maximum repurchase offer amount (plus two percent of the common stock outstanding) has been repurchased by the Fund in connection with that week’s repurchase offer.

B.	Section 12(d)(1) Relief
1.
The members of the Investing Fund’s Advisory Group will not control (individually or in the aggregate) the Fund within the meaning of Section 2(a)(9) of the 1940 Act. The members of the Investing Fund’s Sub-Advisory Group will not control (individually or in the aggregate) the Fund within the meaning of Section 2(a)(9) of the

1940 Act. If, as a result of a decrease in the outstanding voting securities of the Fund, the Investing Fund’s Advisory Group or the Investing Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of the Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to the Fund if the Investing Fund Sub-Adviser or a person controlling, controlled by or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

2.
No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in the Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

3.
The board of directors or trustees of an Investing Management Company, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to ensure that the Investing Fund Adviser and any Investing Fund Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from the Fund or a Fund Affiliate in connection with any services or transactions.

4.	Once an investment by an Investing Fund in the Shares of the Fund exceeds the limit in Section l2(d)(1)(A)(i) of the 1940 Act, the Board of the Fund, including a majority of the independent directors or trustees, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between the Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.
The Investing Fund Adviser, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation received from the Fund by the Investing Fund Adviser, or Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, or Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from the Fund by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.
No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to the Fund) will cause the Fund to purchase a security in an Affiliated Underwriting.

7.
The Board of the Fund, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of Shareholders of the Fund.

8.
The Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9.
Before investing in the Fund in excess of the limits in Sections 12(d)(1)(A) or 12(d)(1)(C), an Investing Fund will execute a Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares of the Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the Order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.	Before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of each Investing Management Company, including a majority of the independent directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of the Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.	Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.
The Fund will not acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act in reliance on this Section 12(d)(1) Relief, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

V.   PROCEDURAL MATTERS
Applicants file this Application in accordance with Rule 0-2 under the 1940 Act.  Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application.  Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.
In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants.  Applicants have attached copies of the resolutions relating to the respective authorizations.  Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act.
In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Order without holding a hearing.
Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 23(c)(3), 17(b) and 12(d)(1)(J) of the 1940 Act granting the relief requested by this Application.

Dated: August 11, 2016

FIDELITY BROMFIELD STREET TRUST

By:	/s/ Marc R. Bryant
Name:	Marc R. Bryant
Title:	Secretary

FIDELITY MANAGEMENT & RESEARCH COMPANY

By:	/s/ Marc R. Bryant
Name:	Marc R. Bryant
Title:	Senior Vice President, Chief Legal Officer and Secretary

FMR CO., INC.

By:	/s/ Marc R. Bryant
Name:	Marc R. Bryant
Title:	Senior Vice President, Chief Legal Officer and Secretary

FIDELITY DISTRIBUTORS CORPORATION

By:	/s/ Scott Couto
Name:	Scott Couto
Title:	President

AUTHORIZATION
 RULE 0-2(c)

FIDELITY BROMFIELD STREET TRUST

In accordance with Rule 0-2(c) under the Act, Marc R. Bryant, in his capacity as Secretary of Fidelity Bromfield Street Trust (the “Trust”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and that he is authorized to execute and file the same on behalf of the Trust pursuant to his general authority as Secretary of the Trust and pursuant to the following resolution adopted by the Board of Trustees of the Trust on July 27, 2016.

RESOLVED:
That any officer of the Trust be, and each hereby is, authorized to prepare, or cause to be prepared, executed and filed with the Securities and Exchange Commission an application and any amendments thereto, as may be necessary, for an order or orders of exemption from the Investment  Company Act of 1940, as amended, as may be necessary to allow the Trust to create and operate an actively-managed investment portfolio that will offer exchange-traded common shares, and with such changes as deemed appropriate by such officers upon the advice of counsel.

.

By:	/s/ Marc R. Bryant
Marc R. Bryant
Secretary
Dated: August 11, 2016

AUTHORIZATION
 RULE 0-2(c)

FIDELITY MANAGEMENT & RESEARCH COMPANY

     In accordance with Rule 0-2(c) under the Act, Marc R. Bryant states that all actions necessary to authorize the execution and filing of this Application by Fidelity Management & Research Company have been taken, and that as Senior Vice President, Chief Legal Officer and Secretary thereof, he is authorized to execute and file the same on behalf of Fidelity Management & Research Company.

By:	/s/ Marc R. Bryant
Marc R. Bryant
Senior Vice President, Chief Legal Officer and Secretary
Dated: August 11, 2016

AUTHORIZATION
 RULE 0-2(c)

FMR CO., INC.

     In accordance with Rule 0-2(c) under the Act, Marc R. Bryant states that all actions necessary to authorize the execution and filing of this Application by FMR Co., Inc. have been taken, and that as the Senior Vice President, Chief Legal Officer and Secretary thereof, he is authorized to execute and file the same on behalf of FMR Co., Inc.

By:	/s/ Marc R. Bryant
Marc R. Bryant
Senior Vice President, Chief Legal Officer and Secretary
Dated: August 11, 2016

AUTHORIZATION
 RULE 0-2(c)

FIDELITY DISTRIBUTORS CORPORATION

     In accordance with Rule 0-2(c) under the Act, Scott Couto states that all actions necessary to authorize the execution and filing of this Application by Fidelity Distributors Corporation have been taken, and that as the President thereof, he is authorized to execute and file the same on behalf of Fidelity Distributors Corporation.

By:	/s/ Scott Couto
Scott Couto
President
Dated: August 11, 2016

VERIFICATION
 RULE 0-2(d)

FIDELITY BROMFIELD STREET TRUST

     The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application dated August 11, 2016 for and on behalf of Fidelity Bromfield Street Trust; that he is Secretary of Fidelity Bromfield Street Trust and as such is authorized to sign the application on its behalf; and that all actions taken by the Officers and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Marc R. Bryant
Marc R. Bryant
Secretary
Dated: August 11, 2016

VERIFICATION
 RULE 0-2(d)

FIDELITY MANAGEMENT & RESEARCH COMPANY

     The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application dated August 11, 2016, for and on behalf of Fidelity Management & Research Company; that he is Senior Vice President, Chief Legal Officer and Secretary of such entity and as such is authorized to sign this Application on its behalf; and that all actions taken by Officers and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Marc R. Bryant
Marc R. Bryant
Senior Vice President, Chief Legal Officer and Secretary
Dated: August 11, 2016

VERIFICATION
 RULE 0-2(d)

FMR CO., INC.

     The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application dated August 11, 2016, for and on behalf of FMR Co., Inc.; that he is Senior Vice President, Chief Legal Officer and Secretary of such entity and as such is authorized to sign this Application on its behalf; and that all actions taken by Officers and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Marc R. Bryant
Marc R. Bryant
Senior Vice President, Chief Legal Officer and Secretary
Dated: August 11, 2016

VERIFICATION
 RULE 0-2(d)

FIDELITY DISTRIBUTORS CORPORATION

     The undersigned being duly sworn, deposes and says that he has duly executed the attached Application dated August 11, 2016, for and on behalf of Fidelity Distributors Corporation; that he is President of such entity and as such is authorized to sign this Application on its behalf; and that all actions taken by Officers and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Scott Couto
Scott Couto
President
Dated: August 11, 2016